UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2001

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from ………… to……………

COMMISSION FILE NUMBER 1-12333

Iomega Retirement and Investment Savings Plan
 (Full title of the plan)

Iomega Corporation
(Name of issuer of the securities held in the plan)

4435 Eastgate Mall, 3rd Floor, San Diego, CA 92121
(Address of principal executive offices)

(858) 795-7000
(Registrant's telephone number, including area code)

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2001 and 2000 and for the
Year Ended December 31, 2001

Together With Reports of
Independent Auditors

Report of Ernst & Young LLP, Independent Auditor

To the Steering Committee and Participants of the Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (the “Plan”) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000, were audited by other auditors whose report dated June 6, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Diego, CA May 29, 2002

[This is a copy of the audit report previously issued by Andersen in connection with the Plan’s filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Andersen in connection with this filing on form 11-K. See exhibit 23.2 for further discussion.]

Report of Independent Public Accountants

To the Steering Committee and Participants of the Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Salt Lake City, Utah June 6, 2001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Index to Financial Statements and Schedule

                                                                                               Page
                                                                                               ----
Statements of Net Assets Available for Benefits
   as of December 31, 2001 and 2000                                                              1

Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2001                                                          2

Notes to Financial Statements                                                                  3 - 6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
   as of December 31, 2001                                                                       7

Signature                                                                                        8

Exhibit Index                                                                                    9

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

                                                                                          As of
                                                                                       December 31,
                                                                         ------------------------------------------
                                                                                 2001                 2000
                                                                         --------------------- --------------------
 Investments, at Fair Value:
  Fidelity Funds:
     Contrafund                                                            $   14,487,097        $   17,401,971
     Magellan Fund                                                              7,952,176             8,882,715
     Spartan U.S. Equity Index Portfolio                                        5,451,674             5,696,127
     Equity Income II Fund                                                      5,065,759             5,075,883
     Retirement Money Market Portfolio                                          3,427,451             3,356,870
     Managed Income Portfolio                                                   3,305,819             3,057,005
     Asset Manager Fund                                                         2,937,217             3,302,730
     Export and Multinational Fund                                              1,799,344             1,355,135
     U.S. Bond Index Fund                                                       1,724,326             1,127,149
     Short-Term Bond Portfolio                                                  1,296,190               850,150
     Diversified International Fund                                             1,138,794             1,227,465
     Real Estate Investment Portfolio                                             573,874               331,298
     U.S. Government Reserves Fund                                                154,831                 3,803
  Other Investments:
     Iomega Stock Fund:
         Common stock                                                           1,681,531             3,965,287
         Interest bearing cash                                                     99,026                80,426
     Participant loans                                                            947,204               961,793
                                                                         --------------------- --------------------
        Total investments                                                      52,042,313            56,675,807
                                                                         --------------------- --------------------

Receivables:
  Participant contributions                                                        83,044               179,204
  Employer contributions                                                           47,318             1,339,050
                                                                         --------------------- --------------------
     Total receivables                                                            130,362             1,518,254
                                                                         --------------------- --------------------

Net assets available for benefits                                          $   52,172,675        $   58,194,061
                                                                         ===================== ====================

The accompanying notes to financial statements are an integral part of these statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

  Additions to Net Assets:
   Contributions:

     Employee                                                                                     $    4,513,752
     Employer                                                                                          2,375,626
     Rollover                                                                                            297,505
                                                                                              ----------------------
        Total contributions                                                                            7,186,883
                                                                                              ----------------------

   Investment Income (Loss):
     Interest and dividends                                                                            1,236,872
     Net realized and unrealized depreciation in fair value of investments                            (7,541,886)
                                                                                              ----------------------
        Total investment loss, net                                                                    (6,305,014)
                                                                                              ----------------------
        Total additions, net                                                                             881,869
                                                                                              ----------------------

  Reductions in Net Assets:
    Distributions to participants                                                                     (6,895,878)
    Administrative fees                                                                                   (7,377)
                                                                                              ----------------------
      Total reductions                                                                                (6,903,255)
                                                                                              ----------------------
  Net decrease in net assets available for benefits                                                   (6,021,386)

   Net Assets at Beginning of year                                                                    58,194,061
                                                                                              ----------------------
   Net Assets at End of year                                                                       $  52,172,675
                                                                                              ======================

The accompanying notes to financial statements are an integral part of these statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Notes to Financial Statements

(1) Plan Description

Participation

Iomega Corporation (“Iomega” or the “Company”) adopted the Iomega Retirement and Investment Savings Plan (the “Plan”) effective July 1, 1985. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries. Fidelity Management Trust Company (“Fidelity”) serves as trustee of the Plan. Iomega administers the Plan through the use of a steering committee comprised of various members of management with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Eligibility, Contributions and Benefits

Employees who have completed thirty days of eligible service, who have attained 21 years of age and who are scheduled to work a minimum of 1,000 hours per year are eligible to participate in the Plan. Each eligible employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its allocation to the various investment funds within the Plan. Elected contribution percentages can range from 2 percent to 15 percent of qualifying gross compensation on a before-tax basis, subject to Internal Revenue Service (“IRS”) limitations.

Employer matching contributions consist of a basic match of up to $600 per participant, an additional basic match of 50 percent of a participant’s contributions over $600 up to 5 percent of eligible earnings and a discretionary performance match with a range from 0 percent to 3 percent of eligible earnings, subject to limits imposed by the IRS. The discretionary performance match is based on Company profitability goals and the match percent is determined annually by the Company’s Board of Directors. There was no performance match for 2001. The employer contributions for the basic and additional basic match for 2001 was $2,375,626. The allocation of employer contributions are directed by the participant. Participants vest in all matching contributions at a rate of 25 percent for each year of service. After four years of service, employees become fully vested in all matching contributions.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, participants may elect to receive payment from their accounts in a lump sum, periodic installments, an annuity or a combination of these methods. Terminated participants with a vested account balance exceeding $5,000 have the option of leaving their money in the Plan. Actively employed participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.

Investment Options

The Plan provides for 14 investment options. These funds are managed by Fidelity. No sales charge is levied on the funds managed by Fidelity; however, an annual fee is charged by Fidelity to cover the operating expenses of each fund including the investment advisory fee. This fee is deducted from the investment return of each fund. A description of these investment options is as follows:

Contrafund - Seeks capital appreciation by investing in companies that are believed to be undervalued or out of favor.

Magellan Fund - Seeks capital appreciation by maintaining a portfolio primarily invested in common stocks and securities convertible into common stocks.

Spartan U.S. Equity Index Portfolio - Seeks the goal of replicating the total return provided by the stocks included in the S&P 500 by investing in virtually all of the 500 stocks contained in the S&P 500 weighted in the same manner.

Equity Income II Fund - Seeks a yield exceeding the Standard & Poor’s Daily Stock Price Index 500 (“S&P 500”) by investing primarily in income-producing equity securities, considering the potential for capital appreciation.

Retirement Money Market Portfolio - Seeks preservation of capital by investing in high-quality money market instruments of domestic and foreign issuers which are denominated in U.S. dollars.

Managed Income Portfolio - Seeks preservation of capital and a competitive level of income over time by investing in high-quality, short and long-term investment contracts issued by insurance companies, banks and other approved financial institutions that provide competitive interest rates.

Asset Manager Fund - Seeks high total return with reduced risk over the long term by using a balanced mix of stocks, bonds and short-term instruments.

Export and Multinational Fund - Seeks capital appreciation by investing primarily in stocks of U.S. companies that are expected to benefit from exporting or selling goods or services outside the U.S. The fund may also invest in foreign securities.

U.S. Bond Index Fund - Seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index.

Short-Term Bond Portfolio - Seeks high current income consistent with preservation of capital by investing in a broad range of fixed-income securities.

Diversified International Fund - Seeks capital appreciation by investing primarily in stocks of large companies located outside the U.S. that are considered to be undervalued and are included in the Morgan Stanley Capital International Europe, Australia and Far East Indexes.

Real Estate Investment Portfolio - Seeks to provide an above-average level of income as well as capital growth by investing primarily in stocks of domestic and foreign companies in the real estate industry.

U.S. Government Reserves Fund - Seeks as high a level of current income as is consistent with security of principal and liquidity by investing in U.S. Government securities as well as entering into reverse repurchase agreements.

Iomega Stock Fund - Invests only in Iomega Corporation Common Stock. A small amount of the Iomega Stock Fund (approximately 1 to 6 percent) is held in cash to meet the Plan’s liquidity needs for making distributions and transfers. Shares of Iomega Stock are bought and sold over-the-counter each pay period based on participants’ elections. Voting rights for the Common Stock held in the Iomega Stock Fund are passed through to participants. The market value of the Iomega Stock Fund is determined based on unitized stock accounting.

Participant Loans

Participant loans consist of promissory notes executed by participants. With the Plan’s consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant’s vested account balance. The outstanding balance of all prior loans under the Plan or any other plan maintained by Iomega or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 2001, the loans bore interest at rates ranging from 7.0% to 10.5%. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time not to exceed 10 years. All loans, regardless of term, become due and payable when the participant’s employment terminates.

Termination of the Plan

Although it has not expressed its intent to do so, Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. In the event the Plan is terminated, participants would become 100% vested. During 2001, the Plan experienced a partial plan termination due to a reduction in force at the Company. All participants whose employment was terminated became 100% vested.

(2) Summary of Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

Investment Valuation

The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Mutual funds are valued at net asset value as reported by the fund (quoted market prices). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in common collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Participant loans are reported at book value, which approximates fair value.

Net Appreciation (Depreciation) in Fair Market Value of Investments

The Plan provides that the fair value of all investments shall be determined at the end of each Plan year. Net unrealized appreciation or depreciation in the fair value of investments is determined by comparing the difference between the fair value and the book value (cost) of each investment at the beginning of the Plan year (or at the date of purchase for investments acquired during the Plan year) with the difference between the fair value and the book value at the end of the Plan year.

Realized gains or losses are determined on an historical cost basis by comparing the sales price of each investment at the disposition date with the fair market value of the investment at the date of purchase.

Forfeitures

Non-vested benefits which are forfeited are utilized to reduce the Company contributions to the Plan. During the year ended December 31, 2001, the Company did not utilize any forfeitures to reduce Company contributions to the Plan. As of December 31, 2001, approximately $217,000 of forfeitures had not yet been utilized by the Company.

Expenses

The Company pays all administrative expenses relating to the investment and management of Plan funds, including legal and accounting fees, except operating expenses of the investment funds which are deducted directly from investment returns by Fidelity (as noted in “Investment Options”). However, loan origination and loan maintenance fees are deducted from participants' accounts who have taken out loans. These amounts are recorded in "administration fees" in the accompanying financial statements.

(3) Investments

During 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in value as follows:

                                                            Net Realized and
                                                       Unrealized Appreciation
                                                         (Depreciation) in Fair
                                                        Value During the Year
                                                      --------------------------------
                  Common Stock                                 $(2,180,697)
                  Mutual funds                                  (5,361,189)
                                                      --------------------------------
                                                               $(7,541,886)
                                                      ================================

(4) Tax Status

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (“IRC”). The Plan is intended to qualify under Section 401(a) of the IRC. The IRS issued a favorable determination letter dated February 13, 2001, ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan’s steering committee and legal counsel believe that the Plan continues to be designed and operated in accordance with applicable IRC requirements.

(5) Subsequent Event

On January 29, 2002, the Company’s Board of Directors approved several enhancements to the Plan that became effective on April 1, 2002. These enhancements include:

  increasing the basic Company match (Match I) to: for every $1.00 the employee contributes, up to $750, the Company will match $1.00, increasing the additional basic Company match (Match II) to: for every $1.00 the employee contributes, up to 8% of an employee's eligible compensation (after the first $750), the Company will match $0.60, increasing employee contributions up to 50% of pre-tax compensation, subject to IRS limitations, fully vesting employees in their Company match dollars after two years of service, changing various investment options and
  providing for new “catch up” contributions. If an employee reaches the age of 50 during 2002 and that employee is making the maximum Plan or IRS pre-tax contribution, that employee may make an additional catch-up contribution each pay period, subject to IRS limitations.

The investment option changes included the discontinuation of payroll contributions after May 1, 2002 into the Magellan Fund, the Short-Term Bond Portfolio, the Real Estate Investment Portfolio and the U.S. Government Reserves Fund. The Plan is also adding the following four new funds: The Oakmark Select Fund, the Fidelity Low Priced Stock Fund, the Ariel Fund and the Alger MidCap Growth Institutional Portfolio.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2001

           (b) Identity of Issuer,
              Borrower, Lessor                            (c) Description               (d) Current
  (a)          or Similar Party                            of Investment                   Value
-------- --------------------------------------------- ----------------------------- -------------------
   *     Fidelity Contrafund                           338,721 shares of                $  14,487,097
                                                       mutual fund

   *     Fidelity Magellan Fund                        76,302 shares of                     7,952,176
                                                       mutual fund

   *     Spartan U.S. Equity Index Portfolio           134,146 shares of                    5,451,674
                                                       mutual fund

   *     Fidelity Equity Income II Fund                240,882 shares of                    5,065,759
                                                       mutual fund

   *     Fidelity Retirement Money Market Portfolio    3,427,451 shares of                  3,427,451
                                                       money market fund

   *     Fidelity Managed Income Portfolio             3,305,819 shares of                  3,305,819
                                                       common collective trust

   *     Fidelity Asset Manager Fund                   189,498 shares of                    2,937,217
                                                       mutual fund

   *     Fidelity Export and Multinational Fund        106,031 shares of                    1,799,344
                                                       mutual fund

   *     Fidelity U.S. Bond Index Fund                 159,660 shares of                    1,724,326
                                                       mutual fund

   *     Fidelity Short-Term Bond Portfolio            147,294 shares of                    1,296,190
                                                       mutual fund

   *     Fidelity Diversified International Fund       59,685 shares of                     1,138,794
                                                       mutual fund

   *     Fidelity Real Estate Investment Portfolio     30,987 shares of                       573,874
                                                       mutual fund

   *     Fidelity U.S. Government Reserves Fund        154,831 shares of                      154,831
                                                       mutual fund

   *     Iomega Corporation Common Stock               201,381 shares of                    1,681,531
                                                       common stock

   *     Iomega Stock Fund - Interest bearing cash     99,026 units of                         99,026
         account                                       interest bearing cash

   *     Participant loans                             Interest rates ranging from            947,204
                                                       7.0% to 10.5%

         *   Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IOMEGA RETIREMENT AND INVESTMENTS SAVINGS PLAN (Name of Plan) Dated: 06/20/02	/s/ Sheree D. Lupton Sheree D. Lupton Director, Human Resources

EXHIBIT INDEX

The following exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Auditor
23.2	Notice regarding consent of Andersen LLP